Exhibit 99.B

EXHIBIT B

Authority to Apply for SEC Exemptive Relief

VOTED:                 That the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized to execute and to file or to cause to be filed on behalf of the Fund an application with the SEC pursuant to Section 6(c) of the 1940 Act, and any amendments thereto deemed necessary or appropriate by such officers, upon the advice of counsel, requesting an order exempting the Fund from the provisions of Section 19(b) or other provisions of the 1940 Act, to permit the Fund to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the 1940 Act.